January 20, 2006

Mr. Stephen Krikorian

Accounting Branch Chief

United States Security and Exchange Commission

Washington, DC 20549

Filed by Edgar

Re:	Telos Corporation

Form l0-K for Fiscal Year Ended December 31, 2004

Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005

File No. 001-08443

Mr. Krikorian:

We understand that Tom O’Grady of McGuire Woods LLP has spoken with Jason Neithamer in your office regarding the submission of responses to your comment letter of December 14, 2005. We have informed our audit committee of Mr. O’Grady’s discussions with your office and your decision to permit a partial response to the comment letter and we appreciate the opportunity to submit our responses as they are available.

On Monday, January 23, 2006 we will submit responses to certain comments that we have finalized. We have scheduled a meeting with our predecessor auditors, PricewaterhouseCoopers LLP, in order to discuss matters that require their input and their workpapers and will complete our responses to you as soon as practicable. In addition, if we receive information in the meantime that is relevant we will supplement our responses.

We thank you for your professional courtesy.

Sincerely,

/s/ John B. Wood

John B. Wood

Chief Executive Officer